EXHIBIT 99.1

Golar LNG Limited preliminary fourth quarter and financial year 2023 results

Highlights and subsequent events

  Golar LNG Limited (“Golar” or “the Company”) reports full year 2023 total operating revenues of $298 million, a net loss attributable to Golar of $47 million inclusive of $331 million of non-cash items1, and Adjusted EBITDA1 of $356 million.
  Q4 2023 total operating revenues of $80 million, a net loss attributable to Golar of $33 million inclusive of $117 million of non-cash items1, and Adjusted EBITDA1 of $114 million.
  Total Golar Cash1 of $753 million.
  FLNG Hilli maintained market leading operational track record and exceeded 2023 production target.
  FLNG Gimi arrived and moored at the GTA hub offshore Mauritania and Senegal.
  Maturing commercial prospects for FLNG Hilli redeployment and potential new FLNG opportunities, including contract proposals for 12-20 year employment.
  2.9 million shares repurchased during 2023 at an average price of $21.27 per share inclusive of 1.3 million shares repurchased during Q4 at an average price of $21.48 per share.
  Re-sold $61 million notional value of senior unsecured bonds previously held in treasury.
  Declared dividend of $0.25 per share for the quarter.

FLNG Hilli: Continued her market leading operational track record and exceeded her contracted 2023 production volume resulting in a release of the remaining 2022 contract year underutilization balance of $29 million to the income statement and the recognition of $0.3 million of 2023 over production revenue. Q4 2023 Distributable Adjusted EBITDA1 from FLNG Hilli, which excludes the non-cash $29 million underutilization balance released, was $89 million, of which Golar’s share was $84 million, an $11 million increase compared to Q3 2023, driven by higher Brent oil prices.

FLNG Gimi: Arrived at the GTA field offshore Mauritania and Senegal on January 10, 2024 and was subsequently escorted into her 20-year GTA hub location by BP. The vessel is now moored to the  GTA Hub and ready to commence operations.

The FLNG Gimi is awaiting connection to the feedgas pipeline and start of commissioning activities. The client advises that first gas is expected in Q3 2024, subject to final completion of upstream activities and installation of the FPSO. The commissioning period is expected to be approximately six months, with commercial operations (“COD”) anticipated thereafter. FLNG Gimi expects to receive a standby day rate and daily commissioning payments ahead of COD. Pre-COD contractual cash flows are expected to be deferred on the balance sheet. COD triggers the start of the 20-year Lease and Operate Agreement that unlocks the equivalent of around $3 billion of Adjusted EBITDA Backlog1 to Golar and recognition of the contractual day rate comprised of capital and operating elements in both the balance sheet and income statement.

Progressed discussions with prospective lenders for refinancing of the existing senior debt facility including agreed indicative terms.

FLNG business development: Strong progress made on redeployment of FLNG Hilli and potential MKII FLNG employment, including execution of a framework agreement with a potential customer for a long-term opportunity that could utilize either FLNG Hilli or a MKII FLNG. Commercial terms being discussed are for charter opportunities with 12-20 year contract durations, where we are aligning towards mutually acceptable terms with gas resource owners. Technical development of these FLNG opportunities is being worked in parallel to optimize mooring solutions and required upstream infrastructure. Engagement with respective authorities to establish fiscal terms and environmental approvals for potential FLNG deployment.

Construction of long lead item orders for our 3.5mtpa MKII FLNG continues and the Fuji LNG carrier intended for FLNG conversion is expected to be delivered to Golar in March 2024. During the quarter, we agreed terms for and progressed a potential MKII debt facility and reconfirmed yard availability and pricing. A final investment decision on MKII is expected when commercial terms for FLNG Hilli redeployment and/or a MKII FLNG have been concluded.

Other/shipping: Operating revenues and costs under corporate and other items is comprised of two FSRU operate and maintain agreements in respect of the LNG Croatia and Tundra. The LNGC Golar Arctic completed her 5-yearly drydock in early November and is currently operating in the spot market. This is a non-core asset which we will trade in the spot and short-term shipping market while considering chartering alternatives or a potential sale.

Share buyback and dividends: Total 2023 buyback and cancellation of 2.9 million shares at an average cost of $21.27 per share, of which 1.3 million were repurchased and cancelled during Q4 at an average cost of $21.48 per share. As of December 31, 2023, 104.6 million shares are issued and outstanding. Of the $150.0 million approved share buyback scheme, $88.3 million remains available.

Golar’s Board of Directors approved a total Q4 2023 dividend of $0.25 per share to be paid on or around March 20, 2024. The record date will be March 12, 2024.

Financial Summary

(in thousands of $)	Q4 2023	Q4 2022	% Change	YTD 2023	YTD 2022	% Change
Net (loss)/income attributable to Golar LNG Ltd	(32,847)	71,438	(146)%	(46,793)	787,773	(106)%
Total operating revenues	79,679	59,140	35%	298,429	267,740	11%
Adjusted EBITDA [1]	114,249	87,409	31%	355,771	362,980	(2)%
Golar's share of contractual debt [1]	1,221,190	843,428	45%	1,221,190	843,428	45%

Financial Review

Business Performance:

	2023		2022
	Oct-Dec	Jul-Sep	Oct-Dec
(in thousands of $)	Total	Total	Total
Net (loss)/income	(31,071)	113,880	67,070
Income taxes	332	(159)	(720)
(Loss)/income before income taxes	(30,739)	113,721	66,350
Depreciation and amortization	12,794	12,473	12,432
Unrealized loss/(gain) on oil and gas derivative instruments	126,909	(33,908)	72,995
Realized and unrealized MTM gain on our investment in listed equity securities	—	—	(54,469)
Other non-operating loss/(income)	—	—	(649)
Interest income	(11,234)	(11,509)	(8,212)
Interest expense, net	(1,107)	135	3,697
Losses/(gains) on derivative instruments	16,542	(7,018)	1,833
Other financial items, net	(157)	(318)	2,137
Net income from equity method investments	1,241	983	(6,045)
Net income from discontinued operations	—	—	(2,660)
Adjusted EBITDA (1)	114,249	74,559	87,409

	2023
	Oct-Dec				Jul-Sep
(in thousands of $)	FLNG	Corporate and other	Shipping	Total	FLNG	Corporate and other	Shipping	Total
Total operating revenues	72,433	5,510	1,736	79,679	56,391	5,532	5,329	67,252
Vessel operating expenses	(16,510)	(4,765)	(2,005)	(23,280)	(17,726)	(4,813)	(2,048)	(24,587)
Voyage, charterhire & commission expenses	(133)	—	(900)	(1,033)	(150)	—	(540)	(690)
Administrative income/(expenses)	29	(7,031)	(1)	(7,003)	(354)	(8,021)	(22)	(8,397)
Project (expenses)/income	(958)	380	(99)	(677)	(956)	(576)	29	(1,503)
Realized gains on oil derivative instrument (2)	53,520	—	—	53,520	42,484	—	—	42,484
Other operating income	13,043	—	—	13,043	—	—	—	—
Adjusted EBITDA (1)	121,424	(5,906)	(1,269)	114,249	79,689	(7,878)	2,748	74,559

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gains on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

	2022
	Oct-Dec
(in thousands of $)	FLNG	Corporate and other	Shipping	Total
Total operating revenues	36,511	17,160	5,469	59,140
Vessel operating expenses	(15,202)	(1,718)	(1,965)	(18,885)
Voyage, charterhire & commission (expenses)/income	(150)	(9)	(111)	(270)
Administrative income/(expenses)	44	(7,579)	37	(7,498)
Project development expenses	(2,419)	(4,222)	(45)	(6,686)
Realized gains on oil derivative instrument	77,324	—	—	77,324
Other operating income	(15,716)	—	—	(15,716)
Adjusted EBITDA (1)	80,392	3,632	3,385	87,409

Golar reports today a Q4 2023 net loss of $33 million, before non-controlling interests, inclusive of $117 million of non-cash items1, comprised of:

  TTF and Brent oil unrealized mark-to-market losses of $127 million;
  Mark-to-market losses on interest rate swaps of $19 million; and
  Release of 2022 contract year underutilization liability of $29 million.

The Brent oil linked component of FLNG Hilli’s fees generates additional annual cash of approximately $3.1 million (Golar share equivalent to $2.7 million) for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. A $23 million realized gain on the oil derivative instrument was recorded in Q4 2023 of which Golar has an effective 89.1% interest. A Q4 2023 realized gain of $8 million was also recognized in respect of fees for the TTF linked production of which Golar has an effective 89.4% interest. A $23 million realized gain (100% of which is attributable to Golar) on the hedged component of the quarter’s TTF linked fees was also recognized during the quarter. Collectively a $54 million Q4 2023 realized gain on oil and gas derivative instruments was recognized.

The non-cash mark-to-market fair value of the FLNG Hilli Brent oil linked derivative asset decreased by $72 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the unaudited consolidated statement of operations. The non-cash mark-to-market fair value of the FLNG Hilli TTF natural gas derivative asset decreased by $33 million during the quarter with a corresponding unrealized loss of the same amount recognized in the unaudited consolidated statement of operations. A $22 million unrealized loss in respect of the economically hedged portion of the Q4 2023 TTF linked FLNG Hilli production was also recognized during the quarter. Collectively, this resulted in a $127 million Q4 2023 unrealized loss on oil and gas derivative instruments.

Balance Sheet and Liquidity:

As of December 31, 2023, Total Golar Cash1 was $753 million, comprised of $679 million of cash and cash equivalents and $74 million of restricted cash.

During December 2023, Golar re-sold $61 million notional value of its senior unsecured bonds maturing on October 20, 2025 which were previously held in treasury. Following the sales, Golar retains $100 million notional value of unsecured bonds in treasury and $200 million is issued to third party bond holders.

Golar’s share of Contractual Debt1 as of December 31, 2023 amounts to $1,221 million. Deducting Total Golar Cash1 of $753 million from Golar’s share of Contractual Debt1 of $1,221 million leaves a debt position of $468 million.

A total of $220 million was invested in FLNG Gimi during the quarter, with the total FLNG Gimi asset under development balance as at December 31, 2023 amounting to $1.56 billion. Of this, $630 million was drawn against the $700 million debt facility secured by FLNG Gimi. Both the investment and debt drawn to date are reported on a 100% basis.

Expenditure on long-lead items, engineering services and deposits paid on conversion candidate Fuji LNG for the MKII FLNG amounted to $185 million as of December 31, 2023, and is included in other non-current assets. The $62 million balance of the Fuji LNG purchase price is expected to be paid in Q1 2024.

On November 1, 2023 the sale of Gandria closed and Golar received $13 million, representing the balance of the agreed $15 million sale price.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at December 31, 2023 and for the period ended December 31, 2023, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
		+/- Net loss/(income) from discontinued operations	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
- Accrued underutilization adjustment	Increases the comparability of our operational FLNG Hilli from period to period and against the performance of other companies by removing the non-distributable income of FLNG Hilli, project development costs, the operating costs of the Gandria (prior to disposal) and FLNG Gimi and loss on disposal.

Liquidity measures
Contractual debt (1)	Total debt (current and non-current), net of deferred finance charges	'+/- Debt within liabilities held for sale net of deferred finance charges
+/-Variable Interest Entity (“VIE”) consolidation adjustments
+/-Deferred finance charges
+/-Deferred finance charges within liabilities held for sale	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of Contractual Debt

Adjusted EBITDA backlog: This is a non-U.S. GAAP financial measure and represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income / (loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprise of impairment of long-lived assets, release of prior year contract underutilization liability, mark-to-market (“MTM”) movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities and gains on derivative instruments, net, in our unaudited consolidated statement of operations.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas Vessel
FSRU: Floating Storage Regasification Unit
MKII FLNG: Mark II FLNG

MMBtu: Million British Thermal Units
mtpa: Million Tons Per Annum

Reconciliations - Liquidity Measures

Contractual Debt

(in thousands of $)	December 31, 2023	September 30, 2023	December 31, 2022
Total debt (current and non-current) net of deferred finance charges	1,216,730	1,177,612	1,189,324
VIE consolidation adjustments	202,219	191,480	152,133
Deferred finance charges	23,851	24,941	20,955
Total Contractual Debt	1,442,800	1,394,033	1,362,412
Less: Golar Partners’, Seatrium’s and B&V’s share of the FLNG Hilli contractual debt	(32,610)	(33,185)	(358,484)
Less: Keppel’s share of the Gimi debt	(189,000)	(189,000)	(160,500)
Golar's share of Contractual Debt	1,221,190	1,171,848	843,428

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Total Golar Cash

(in thousands of $)	December 31, 2023	September 30, 2023	December 31, 2022
Cash and cash equivalents	679,225	727,133	878,838
Restricted cash and short-term deposits (current and non-current)	92,245	132,462	134,043
Less: VIE restricted cash and short-term deposits	(18,085)	(18,539)	(21,693)
Total Golar Cash	753,385	841,056	991,188

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the timing of various project infrastructure deliveries to site such as the floating production, storage and offloading unit. Delays to contracted deliveries to site could result in incremental costs to both parties to the LOA, delay commissioning works and the unlocking of FLNG Gimi adjusted EBITDA backlog1;
  continuing uncertainty resulting from our claim for certain pre-commissioning contractual prepayments that we believe we are entitled to receive from BP Mauritania Investments Limited (“BP”) pursuant to the LOA, including timing of eventual resolution, whether our claim will be upheld, any eventual recovery or amounts that we may be required to settle;
  the recoverability of other pre-commissioning contractual prepayments that we believe we could be entitled to receive from BP, including the Standby Day Rate;
  our ability to meet our obligations under the liquefaction tolling agreement (the “LTA”) entered into in connection with the Hilli Episeyo (“FLNG Hilli”);
  our ability to recontract the FLNG Hilli once her current contract ends and other competitive factors in the FLNG industry;
  that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“MKII”), one of our FLNG designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in the Fuji LNG vessel, long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
  our ability to complete the acquisition of LNG carrier Fuji LNG on a timely basis or at all;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the GTA Project) and other contracts to which we are a party;
  failure of shipyards to comply with schedules, performance specifications or agreed prices;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  our inability to expand our FLNG portfolio through our innovative FLNG growth strategy;
  our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and FLNG Gimi or to monetize our remaining equity method investments on a timely basis or at all;
  increases in costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
  continuing volatility in the global financial markets, including but not limited to commodity prices and interest rates;
  global economic trends, competition and geopolitical risks, including impacts from the length and severity of future pandemic outbreaks, rising inflation and the ongoing conflicts in Ukraine and the Middle East and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
  changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
  claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Floating Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
  the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes in our ability to retrofit vessels as FLNGs or floating storage and regasification units (“FSRUs”) and our ability to secure financing for such conversions on acceptable terms or at all;
  changes to rules and regulations applicable to LNG carriers, FLNGs or other parts of the natural gas and LNG supply chain;
  changes to rules and regulations applicable to companies with securities listed on an EU regulated market, or with an EU presence, including but not limited to the European Corporate Sustainability Reporting Directive;
  changes in the supply of or demand for LNG or LNG carried by sea for LNG carriers or FLNGs and the supply of natural gas or demand for LNG in the Americas;
  a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
  potential tax claims from jurisdictions where we are currently operating or have previously operated;
  changes in general domestic and international political conditions, particularly where we operate, including in Senegal, or where we seek to operate;
  changes in the availability of vessels to purchase and in the time it takes to build new vessels and our ability to obtain financing on acceptable terms or at all;
  actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of Golar’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the report for the year ended December 31, 2023, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

Our actual results for the quarter and year ended December 31, 2023 will not be available until after this press release is furnished and may differ from these estimates. The preliminary financial information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Annual Report on Form 20-F for the year ended December 31, 2023 once it becomes available. Accordingly, you should not place undue reliance upon these preliminary financial results.

February 29, 2024
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Golar LNG Limited preliminary fourth quarter and financial year 2023 results (https://ml-eu.globenewswire.com/Resource/Download/662f4eee-504f-433d-a38f-571470501ead)